UNITED STATES                OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0058
            Washington, D.C. 20549             Expires: January 31, 2005
                                               Estimated average burden
                  FORM 12b-25                  hours per response: 2.50

                                               SEC FILE NUMBER: 1-07791
                                               CUSIP NUMBER: 582411104

          NOTIFICATION OF LATE FILING

(Check One): [x]Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q []Form N-SAR For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant                  McMoRan Exploration Co.
Former Name if Applicable                N/A

Address of Principal Executive Office
  (Street and Number)                    1615 Poydras St.
City, State and Zip Code                 New Orleans, LA  70112

PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x} (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F,
11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported in the McMoRan's Form 10-Q for the quarter ending September 30, 2001, and six subsequently filed Current Reports on Form 8-K filed November 26, 2001, December 28, 2001, January 28, 2002, February 1, 2002, March 11, 2002 and March 12, 2002, McMoRan has recently entered into significant agreements and is currently engaged in activities that have a significant impact on its financial circumstances. The ultimate resolution of these matters will have a significant impact on its financial position and liquidity and McMoRan's ability to sustain its operations and continue to meet its obligations. These matters include but are not limited to the following:

 * The completion of a definitive sales agreement for its sulphur transportation and terminaling assets on March 29, 2002.

 * Developments with respect to its sulphur bank credit facility currently due on April 3, 2002.

 * The anticipated resolution of its sulphur reclamation supplemental bonding issues with the Minerals Management Service through recently completed agreements for reclamation at its Main Pass 299 and Caminada facilities.

 * Negotiations involving a proposed equity transaction that could provide significant cash proceeds to the company.

The resolution of these matters will materially affect the Notes to the Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations, including specifically the discussion of McMoRan's financial condition and liquidity, to be included in McMoRan's Annual Report on Form 10-K for the fiscal year ending December 31, 2001. This report will be filed no later than the fifteenth calendar day following the prescribed due date for the annual report, or April 16, 2002. This report will provide more details of the transactions currently being negotiated, the status of each negotiation and the expected impact of each transaction on McMoRan's future financial condition and liquidity. Because these material events have either just concluded or are continuing, with resolutions expected in the near future,

McMoRan's Annual Report on Form 10-K could not be filed within the prescribed time without unreasonable effort or expense.

PART IV-- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

C. Donald Whitmire, Jr.        504                582-1612
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       (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x]Yes []No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? []Yes [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While there are a number of special items included in the operating results of each of the annual periods presented, the results of operations for the year ended December 31, 2001 are not expected to vary significantly from that of the prior year.



                    McMoRan Exploration Co.
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        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2002                 By: /s/ C.Donald Whitmire, Jr.
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).